83

04016842

UF 5-7-04

...D STATES
...CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade, Inc. d/b/a Brokerage Select

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

53 St. Nicholas Avenue, Suite B4
(No and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 13 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of i Daytrade, Inc. d/b/a Brokerage Select, as of December 31, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

____
Signature

President
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXXX
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.
d/b/a BrokerageSelect

DECEMBER 31, 2003

INDEX

WSL WEINICK
SANDERS
LEVENTHAL & CO., LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
iDaytrade, Inc.
d/b/a BrokerageSelect

We have audited the accompanying statement of financial condition of iDaytrade, Inc., d/b/a BrokerageSelect as at December 31, 2003, and related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDaytrade, Inc., d/b/a BrokerageSelect as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP
New York, New York
February 20, 2004

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 1,278
Deposit with clearing broker	25,000
Receivable from clearing broker and fund companies	2,984
Due from stockholder (on demand, non-interest bearing)	2,885
Total assets	$32,147

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$11,076
Stockholder's equity	21,071
Total liabilities and stockholder's equity	$32,147

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commission income	$84,413	
Interest income	335	
Total revenues		$84,748
Expenses:		
Clearing fees	16,281	
Commissions	42,932	
Professional fees	6,707	
Office expense	1,654	
Marketing and advertising	242	
License and permits	4,285	
Travel and entertainment	577	
Telephone	731	
Taxes	328	
Other operating expense	1,580	
Rent	2,000	
Interest	867	
Total expenses		78,184
Net income		$ 6,564

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock 200 Shares Authorized				
	Shares Issued and Outstanding	Amount	Additional Capital Contributed	Retained Earnings (Deficit)	Total
Balance, January 1, 2003	101	$101	$69,909	($55,503)	$14,507
Net income	-	-	-	6,564	6,564
Balance, December 31, 2003	101	$101	$69,909	($48,939)	$21,071

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$6,564
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing dealer and fund companies	($1784)	
Accrued expenses and other liabilities	(1468)	
Total adjustments		(3,252)
Net cash provided by operating activities		3,312
Cash flows used in investing activities:		
Advance to stockholder		(2,885)
Net increase in cash		427
Cash - beginning of year		851
Cash - end of year		$1,278
Supplemental Schedule of Cash Flow Information:		
Cash paid during the year for:		
Interest		$ 867

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION.

iDaytrade, Inc., d/b/a BrokerageSelect, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company engages in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Commission Income:

Commission income and related expenses are recorded on a trade date basis.

(d) Income Taxes:

The Company is recognized as an S-corporation for Federal and State corporate tax purposes, and as such, the stockholder is individually liable for Federal and State income tax payments. The Company is subject to a New York City corporate tax.

NOTE 3 - DEPOSIT AND RECEIVABLE FROM CLEARING BROKER.

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations. The Company is also required to maintain $25,000 on deposit with its clearing broker.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

NOTE 4 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 12-1/2% of its aggregate indebtedness, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital, as defined, of $18,186, which exceeded its minimum requirement by $13,186.

SUPPLEMENTAL INFORMATION

iDAYTRADE, INC.
d/b/a BrokerageSelect

COMPUTATION OF NET CAPITAL PURSUANT TO
SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION TO THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17-5 PART IIA FILING

DECEMBER 31, 2003

Stockholder's equity	$21,071
Nonallowable assets	2,885
Net capital	18,186
Minimum net capital requirement - the greater of 12-1/2% of aggregate indebtedness of $11,076 or $5,000	5,000
Excess net capital	$13,186
Ratio of aggregate indebtedness to net capital	.61 to 1
Aggregate indebtedness:	
Accrued expenses and other liabilities	$11,076

The net capital as computed does not agrees with the net capital reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. The difference of $2,885 results from a misclassification of a nonallowable asset as a debit in accounts payable.

iDAYTRADE, INC.
d/b/a Brokerage Select

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

iDAYTRADE, INC.
d/b/a Brokerage Select

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
iDaytrade, Inc.
d/b/a Brokerage Select

In planning and performing our audit of the financial statements and supplemental schedule of iDaytrade, Inc., d/b/a Brokerage Select, (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, New York
February 20, 2004